UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Optical Cable Corporation

(Exact name of registrant as specified in its charter)

Virginia	54-1237042
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

5290 Concourse Drive Roanoke, Virginia	24019
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☒

Securities Act registration statement file number to which this form relates:                      (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Series A Participating Preferred Shares, no par value

(Title of class)

(Title of class)

Item 1.	Description of Securities To Be Registered.

Summary of Rights to Purchase Preferred Shares

On October 28, 2011, the Board of Directors of Optical Cable Corporation, a Virginia corporation (the “Company”), declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, no par value, of the Company (“Common Shares”). The dividend is payable on November 2, 2011 (the “Record Date”) to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a Series A Participating Preferred Share of the Company, no par value (“Preferred Shares”), at a price of $25 (subject to adjustment as provided in the Rights Agreement) per one one-thousandth of a Preferred Share (the “Exercise Price”), subject to adjustment. The description and terms of the Rights are set forth in a Stockholder Protection Rights Agreement, as amended (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as Exhibit 4.1 and is hereby incorporated herein by reference.

Until the earlier to occur of (i) the next business day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares, provided that such tender offer or exchange offer has not been cancelled, terminated or otherwise withdrawn prior to such date (the earlier of such dates being the “Separation Time”), the Rights associated with Common Shares for which share certificates have been issued will be evidenced by such Common Share certificates and the Rights associated with uncertificated Common Shares will be evidenced by the registration of ownership of Common Shares on the Company’s stock transfer books. Notwithstanding the foregoing, an “Acquiring Person” does not include (i) any person who would otherwise be an “Acquiring Person” prior to the first public announcement of the adoption of the Rights Agreement unless and until such person, together with all affiliates and associates of such person, shall become the beneficial owner (other than by means of a stock dividend or stock split) of any additional Common Shares while such person, together with all affiliates and associates of such person, is the beneficial owner of 15% or more of the Common Shares then outstanding; (ii) any person who would otherwise be an “Acquiring Person” but for the good faith determination by the Board of Directors of the Company that such person has become an “Acquiring Person” without any plan or intention to obtain, change or influence control of the Company, provided that such person promptly divests, or promptly enters into an agreement with the Board of

Directors of the Company to divest and subsequently divests in accordance with the terms of such agreement, a sufficient number of Common Shares so that such person would no longer be an “Acquiring Person;” (iii) any person who becomes an “Acquiring Person” solely as a result of a reduction in the number of Common Shares outstanding due to the repurchase of Common Shares by the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any entity organized, appointed or established pursuant to the terms of any such plan, unless and until such person, after becoming aware that such person has become the beneficial owner of 15% or more of the Common Shares then outstanding, acquires beneficial ownership (other than by means of a stock dividend or stock split) of any additional Common Shares; or (iv) any person who beneficially owns Common Shares consisting solely of one or more of (A) Common Shares beneficially owned pursuant to the grant or exercise of an option granted to such person by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to such person becoming an “Acquiring Person,” (B) Common Shares beneficially owned by such option holder or its affiliates or associates at the time of grant of such option and (C) Common Shares acquired by affiliates or associates of such option holder after the time of such grant that, in the aggregate, amount to less than 1% of the Common Shares outstanding.

The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Shares. Promptly following the Separation Time, separate certificates evidencing the Rights and a disclosure statement describing the Rights will be mailed to holders of record of Common Shares as of the Separation Time. The Rights are not exercisable until the Separation Time. The Rights will expire on November 2, 2021 (the “Expiration Time”), unless the Rights are earlier redeemed or exchanged by the Company as described below.

The Exercise Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision or combination of, Common Shares; (ii) upon issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Shares, whether by dividend, in a reclassification or recapitalization or otherwise; (iii) in the event of a stock dividend payable in Preferred Shares on, or a subdivision, combination, reclassification or recapitalization of, Preferred Shares; or (iv) upon issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Preferred Shares, whether by dividend or otherwise.

Preferred Shares purchasable upon exercise of the Rights will be nonredeemable. Each Preferred Share will have a minimum preferential quarterly dividend rate of $1.00 per share, but will be entitled to an aggregate dividend of 1,000 times any dividend declared on Common Shares. Upon any voluntary liquidation, dissolution or winding up of the Company, the holders of Preferred Shares will receive a preferential liquidation payment for each Preferred Share equal to the greater of $25,000 or 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes and, with certain exceptions, holders of Preferred Shares will vote together with holders of Common Shares. Finally, in the event of any consolidation, merger, combination or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the Exercise Price of the Right. In the event that the Acquiring Person either beneficially owns 90% or more of the Common Shares then outstanding or controls the Board of Directors and either (i) the Company shall consolidate, merge or participate in a share exchange with the Acquiring Person or any of the affiliates or associates of the Acquiring Person or with any other person if the treatment of shares in such consolidation, merger or share exchange relating to the Acquiring Person is not identical to the treatment of Common Shares held by other persons or (ii) the Company shall sell or otherwise transfer assets aggregating more than 50% in book value or market value, or generating more than 50% of the operating income or cash flow, of the Company to any person or to two or more persons that are affiliates or associates of such person or are otherwise acting in concert, then proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Exercise Price of the Right, that number of shares of capital stock of the acquiring company which at the time of such transaction will have a market value of two times the Exercise Price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole but not in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share, per Right (subject to adjustment).

At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such future time or upon the occurrence of such future event as the Board of Directors may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

If the Company elects not to issue fractional shares upon exercise, redemption or exchange of Rights, the Company will, in the sole discretion of its Board of Directors, either (i) evidence such fractional shares by depositary receipts or (ii) pay to the registered holder of such Rights the appropriate fraction of the market price per share in cash.

The Rights Agreement may be supplemented or amended by the Company and the Rights Agent without the approval of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement may be supplemented or amended solely to make changes that the Company deems necessary or desirable (i) to cure any ambiguity, (ii) to correct or supplement any provision that may be inconsistent with any other provisions or otherwise defective or (iii) that do not materially adversely affect the interests of the holders of the Rights generally other than the Acquiring Person or any affiliate or associate thereof or certain of their transferees, provided that no supplement or amendment made pursuant to clause (i), (ii) or (iii) may cause the Rights again to become redeemable or cause the Rights Agreement again to become amendable other than as described above.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.	Exhibits.

Exhibit No.	Description

4.1	Stockholder Protection Rights Agreement, dated as of October 28, 2011, between Optical Cable Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent, including as Exhibit A the forms of Rights Certificate and Election to Exercise.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2011	OPTICAL CABLE CORPORATION

	By:	/s/ Tracy G. Smith
	Name:	Tracy G. Smith
	Title:	Senior Vice President and Chief Financial Officer

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